CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11 - Computation of Earnings Per Share
(In thousands except per share amounts)

	Three Months Ended
	March 27, 2009	March 28, 2008
BASIC:
Net Income attributable to Church & Dwight Co., Inc.	$62,569	$56,191
Weighted average shares outstanding	70,234	66,343
Basic earnings per share	$0.89	$0.85
DILUTED:
Net Income attributable to Church & Dwight Co., Inc.	$62,569	$56,191
After-tax interest cost of convertible debt	-	918
Net Income plus assumed debt conversion	$62,569	$57,109
Weighted average shares outstanding	70,234	66,343
Dilutive effect of convertible debt	-	3,234
Incremental shares under stock option plans	1,078	1,240
Adjusted weighted average shares outstanding	71,312	70,817
Diluted earnings per share	$0.88	$0.81